FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of April, 2025 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - March 2025 Earnings presentation

Q1’25 Earnings Presentation 30 April 2025

2 Important information Non-IFRS and alternative performance measures Banco Santander, S.A. (“Santander”) cautions that this presentation may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For more details on APMs and non-IFRS measures, please see the 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 28 February 2025 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2025/sec-2024-annual-20-f-2024-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q1 2025 Financial Report, published on 30 April 2025 (https://www.santander.com/en/shareholders-and-investors/financial-and- economic-information#quarterly-results). Sustainability information This presentation may contain, in addition to financial information, sustainability-related information, including environmental, social and governance-related metrics, statements, goals, targets, commitments and opinions. Sustainability information is not audited nor, save as expressly indicated under section ‘Auditors’ reviews’ of the 2024 Annual Financial Report, reviewed by an external auditor. Sustainability information is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which may materially differ from those applicable to financial information and are in many cases emerging and evolving. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its use is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby warns that this presentation may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this report), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: • general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine and the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments; • climate-related conditions, regulations, targets and weather events;

3 Important information • exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); • potential losses from early loan repayment, collateral depreciation or counterparty risk; • political instability in Spain, the UK, other European countries, Latin America and the US; • legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK's exit from the European Union and greater regulation prompted by financial crises; • acquisition integration and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; • uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; • our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and • changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries. Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing mentioned in this presentation should be taken as a profit and loss forecast. Not a securities offer This presentation and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this presentation, and in case of any deviation, Santander assumes no liability for any discrepancy.

4 Index Q1'25 Highlights Progress on our strategy 1 Group review 2 Final remarks 3 Appendix 4

We have entered the last year of our third strategic cycle well ahead in all our key Investor Day targets for 2025, that we improved alongside our Q4'24 results

Q1'25 vs. ID targets for 2025 and 2025 targets upgraded in Q4'24

STRENGTH

CET1

12.9%

>12% ID target[1]

2025 target: 13% | operating range: 12-13%

DISCIPLINED CAPITAL ALLOCATION

RWAs with RoRWA > CoE

87%

c.85% ID target

TNAVps + DPS

+14.5%

Double-digit growth average through-the-cycle ID target

SHAREHOLDER REMUNERATION

Payout

50% | **Up to €10bn** Total SBB 2025-26[2]

Cash dividend + SBB 50% annually ID target

PROFITABILITY

RoTE post-AT1

15.8%

15-17% (pre-AT1) ID target

2025 target: c.16.5% (post-AT1)

Note: our current ordinary shareholder remuneration policy is to distribute approximately 50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividend and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

(1) After fully-loaded Basel III implementation.

(2) Share buyback target against 2025-26 results including: i) the buybacks resulting from application of our existing shareholder remuneration policy plus ii) additional buybacks to distribute excesses of our CET1.

5

Strong start to the year, with all global businesses growing revenue and profit

Another record profit in Q1, with 9 million new customers YoY and good activity levels

Q1'25 revenue	Q1'25 att. profit
€15.5bn	€3.4bn
+1%	+19%

Strong operating performance and profitability on the back of ONE Transformation

Efficiency	RoTE post-AT1
41.8%	15.8%
-0.8pp	+1.7pp

Solid balance sheet with sound credit quality and capital ratios

CoR	CET1
1.14%	12.9%
-6bps	+60bps

Capital productivity and disciplined capital allocation driving profitability and **double-digit shareholder value creation**

TNAVps + Cash DPS
+14.5%
YoY

Note: YoY changes. In constant euros: Q1'25 revenue +5% and Q1'25 attributable profit +24%. P&L accounts are all presented on an underlying basis. CET1 ratio is phased-in, calculated in accordance with the transitory treatment of the CRR. YoY comparison based on published Q1'24 ratio (calculated on a fully-loaded basis). TNAVps + Cash DPS includes the €10.00 cent cash dividend per share paid in November 2024, executed as part of our shareholder remuneration policy.

6

Continuing strong operational performance driving profit growth

Group P&L € million	Q1'25	Q1'24	Current %	Constant %
NII	11,378	11,983	-5	-2
Net fee income	3,369	3,240	4	9
Other income	790	157	n.m.	n.m.
Total revenue *	**15,537**	**15,380**	**1**	**5**
Operating expenses	-6,489	-6,547	-1	2
Net operating income	**9,048**	**8,833**	**2**	**7**
LLPs	-3,161	-3,125	1	7
Other results	-700	-1,125	-38	-36
Attributable profit	**3,402**	**2,852**	**19**	**24**
Att. profit like-for-like Spanish banking tax[1]			10	13

NII excluding Argentina:
+0% in current
+4% in constant

Total revenue excluding Argentina:
+1% in current
+5% in constant

(*) Revenue profile is significantly affected by Argentina (non-material in total revenue):
-€609mn in NII YoY compensated by +€554mn from lower inflation in other income.

SANTANDER

- 2025 has started with excellent business and commercial dynamics
- Revenue growth backed by record net fee income
- C/I and CoR improvement
- Higher RoTE

Note: underlying P&L. All references to variations in constant euros across the presentation include Argentina in current euros to mitigate distortions from a hyperinflationary economy.
From Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods).
For further information, please see the 'Alternative Performance Measures' section of the Quarterly Financial Report.

(1) YoY attributable profit growth if we accrue the 2024 temporary levy on revenue earned in Spain, in line with the criteria used for the banking tax in Spain in 2025.

7

Consistent execution of ONE Transformation is driving both revenue and costs ahead of plan …

Efficiency execution
2022-Q1'25

FY'22	ONE Transformation	Global & Network businesses[1]	Global Tech capabilities & others	Q1'25
45.8%	**-253bps**	**-75bps**	**-79bps**	**41.8%**

ONE Transformation (-253bps)
- **Product simplification: 40%** fewer products vs. Q1'24 (-51% vs. Dec-22)
- **63%** products / services **digitally available** (62% Dec-24; 56% Dec-23)
- **US:** $260mn efficiencies captured in Consumer and Commercial since 2022

Global & Network businesses (-75bps)
- **Wealth**: collaboration fees with CIB and Corporates reached **€1.1bn (+10% vs. Q1'24)**
- **Consumer**: expansion of OEM agreements
- **Multi-Nationals**: +2% YoY revenue growth

Global Tech capabilities & others (-79bps)
- **Global approach** to technology: €40mn efficiencies in Q1'25 (€492mn since Dec-22)
  - **Gravity** (back-end) efficiencies
  - **Process optimization**
  - **Global vendor** agreements
  - **IT&Ops shared-services**

Reminder from Investor Day
Efficiency 2022-2025



45.8%
200-250bps
100-150bps
50-75bps
c. 42%
FY'22
2025 ID target

Note: Q1'25 or latest available data.
(1) As defined at the 2023 Investor Day.

8

9 … supporting value creation across our 5 global businesses Note: YoY changes in constant euros. The 2024 global business series have been slightly modified. These adjustments do not affect Group results. For more information, see the Appendix and the Quarterly financial report. Contribution to Group revenue as a percentage of total operating areas, excluding the Corporate Centre. Global businesses’ RoTEs are adjusted based on Group’s deployed capital; targets have been adjusted for AT1 costs. GROUP CONSUMER CIB WEALTH PAYMENTS RETAIL Revenue (€ bn) Contribution to Group revenue EfficiencyQ1’25 Profit (€ bn) c.17% c.12% c.20% c.60% >30% c.16.5% RoTE post-AT1 PagoNxt EBITDA margin RoTE post-AT1 Profitability 2025 targets Profitability Q1’25 7.9 39.4% 1.9 +2% -1.3pp +28% 3.2 41.9% 0.5 +2% +0.8pp +6% 2.2 42.9% 0.8 +8% +1.3pp +18% 1.0 36.5% 0.5 +14% -1.4pp +28% 1.4 43.9% 0.1 +15% -4.5pp +30% 15.5 41.8% 3.4 +5% -0.8pp +24% +3.1pp 17.6% +2.3pp 9.7% -0.6pp 21.6% 15.8% +1.7pp 68.0% -2.1pp 28.6% +11.6pp 50% 21% 14% 6% 9%

10 3,141 2,983 3,077 3,337 3,113 Q1'24 Q2 Q3 Q4 Q1'25 8.2 5.0 Mar-24 Mar-25 Q1’25 FINANCIALS Note: data and YoY changes in constant euros. (1) Metrics cover all products and employees in the branch network in our 10 main countries. Retail: another quarter of strong YoY profit growth on the back of efficiency gains and reduced CoR # of products1 (k) # of non-commercial FTEs1 per mn total customers Active customers (mn) • Our transformation is delivering solid results, as reflected in fee growth (+7%), efficiency improvement (-1pp to 39.4%) and higher RoTE (+2pp to 17.6%) • Loan performance in line with our strategic focus on profitability. Generalized increases in deposits and mutual funds as we strengthen our customer relationships • Strong profit increase, driven by revenue across most countries (NII excl. Argentina and fees), lower costs and better credit quality 76.0 79.5 Mar-24 Mar-25 -13% Deposits €644bn +2% CoR 0.91% -12bps Efficiency 39.4% -1.3pp Profit €1,902mn +28% RoTE post-AT1 17.6% +2.3pp Loans €608bn -1% KEY DRIVERS -40%+5% Operational leverage (€ mn) CostsRevenue +2% -1% 7,706 7,918 7,930 8,199 7,895 Q1'24 Q2 Q3 Q4 Q1'25

Consumer: higher loans and successful deposit gathering are driving profit growth

Q1'25 FINANCIALS

Loans	Deposits	CoR
€214bn	€133bn	2.14%
+4%	+12%	+1bps

Efficiency	Profit	RoTE post-AT1
41.9%	€492mn	9.7%
+0.8pp	+6%	-0.6pp

- **Openbank** launched in Mexico and Germany. In the US, new partnership with **Verizon** announced to boost growth
- **Loans up**, driven by auto. **Strong deposit growth,** both in DCBE and DCB US, in line with our strategy to lower funding costs
- **Profit increased** supported by good performance in DCB US (RoTE of 14.4%[1]) on the back of NII growth and LLP improvement (favourable payment rates, used car prices and lower unemployment)

Operational leverage
(€ mn)


Revenue
+2%
3.2
3.2
Q1'24
Q1'25
Costs
+3%
1.3
1.4
Q1'24
Q1'25

Optimized funding structure


Loan-to-deposit ratio (%)
-14pp
169
154
Mar-24
Mar-25

KEY DRIVERS


Total customers (mn)
+3%
25.0
25.7
Mar-24
Mar-25
Retail deposits cost-to-serve (%)
-4%
1.00
0.96
Q1'24
Q1'25
Operating expenses / ANEAs (%)
-3%
2.53
2.46
Q1'24
Q1'25

Note: data and YoY changes in constant euros.
ANEAs: average net earning assets, including renting. (1) DCB US RoTE post-AT1 adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%.

11

12 870 916 974 1,027 952 Q1'24 Q2 Q3 Q4 Q1'25 Note: data and YoY changes in constant euros. Q1’25 FINANCIALS KEY DRIVERS % customer related revenue Fee growth (€ bn) % Total revenue / RWAs Loans €142bn +4% Deposits €134bn -4% CoR 0.08% -6bps Efficiency 42.9% +1.3pp Profit €806mn +18% RoTE post-AT1 21.6% +3.1pp 0.6 0.7 Q1'24 Q1'25 7.1 8.1 Q1'24 Q1'25 CIB: improvement in profitability driven by 11% fee growth year on year +1.0pp+11% • Further improvement in our key drivers as we execute our strategy focused on fee and capital-light business, driving RoTE above 21%, while we maintain a leading position in efficiency • Strong activity YoY, driven by our growth initiatives in Global Markets, with good performances in all regions, and Corporate Finance, mainly in the US • Double-digit profit increase with all-time high revenue on the back of record fees Recurrency performance (€ mn) CostsFees 644 616 618 660 716 Q1'24 Q2 Q3 Q4 Q1'25 +11% +9% 81 78 Q1'24 Q1'25

Wealth: strong profit growth, with revenue growth across business lines and collaboration fees up double-digits

Q1'25 FINANCIALS

Net new money (PB)	Net sales (SAM)	Gross written premiums
€5.7bn	**€4.8bn**	**€2.7bn**
7% of volumes[1]	8% of volumes[1]	+4%

Efficiency	Profit	RoTE post-AT1
36.5%	**€471mn**	**68.0%**
-1.4pp	+28%	-2.1pp

- Increased focus on **higher-margin investment solutions and services,** improving recurrency levels
- **Volumes reached new record** levels, backed by sound commercial dynamics, both in PB (+9% customers) and SAM (+14% AuMs), and positive market performance
- **Strong profit growth** supported by solid revenue performance across businesses, reflecting our focus on fee generating activities

Revenue
(€ mn)


Private Banking
+2%
649
665
Q1'24
Q1'25
Santander Asset Management
+15%
127
147
Q1'24
Q1'25
Insurance
+30%
104
135
Q1'24
Q1'25

KEY DRIVERS


Assets under management² (€ bn)
+11%
461
511
Mar-24
Mar-25
Collaboration fees (€ bn)
+10%
0.9
1.1
Q1'24
Q1'25
Revenue including ceded fees³ (€ bn)
+12%
1.5
1.6
Q1'24
Q1'25

Note: data and YoY changes in constant euros.
(1) Annualized YTD net new money as a % of PB's 2024 customer assets and liabilities (CAL). Annualized YTD net sales as a % of SAM's 2024 AuMs. (2) Includes deposits and off-balance sheet assets. (3) Includes all fees generated by Santander Asset Management and Insurance, even those ceded to the commercial network, which are recorded in Retail's P&L.

13

Payments: driving revenue growth and scale through global platforms

Q1'25 FINANCIALS

Loans	Getnet TPV	Cards Spending
€25bn	**€56bn**	**€81bn**
+15%	+14%	+7%

Efficiency	Profit	PagoNxt EBITDA margin
43.9%	**€126mn**	**28.6%**
-4.5pp	+30%	+11.6pp

- On track with our **key strategic priorities to capture scale though global platforms,** driving cost per transaction improvements
- **Increased activity** both in PagoNxt (Getnet's TPV +14%) and Cards (spending +7%)
- **Profit up strongly** driven by double-digit revenue growth (NII and fees), both in PagoNxt and Cards, while costs were flat

Revenue
(€ mn)

PagoNxt


+21%
262
317
Q1'24
Q1'25

Cards


+13%
943
1,067
Q1'24
Q1'25

KEY DRIVERS

 # transactions[1]
(bn per month)


+10%
3.2
3.5
Q1'24
Q1'25

Cost per transaction
(€ cents, PagoNxt)


-6%
3.5
3.3
Q1'24
Q1'25

Payments volume[2]
(€ bn)


+10%
125
137
Q1'24
Q1'25

Note: data and YoY changes in constant euros.
(1) Transactions include merchant payments, cards and electronic A2A payments.
(2) Payments volume includes PagoNxt Total Payments Volume (TPV) in Getnet and Cards spending.

14

15 14.1% 15.8% Q1'24 Q1'25 Note: TNAVps + Cash DPS includes the €10.00 cent cash dividend per share paid in November, executed as part of our shareholder remuneration policy. Improving profitability with EPS up 26% and 14.5% value creation Since 2021, including the second buyback against 2024 results, Santander will have returned €9.5bn to shareholders via share buybacks and repurchased 14% of its outstanding shares RoTE post-AT1 EPS TNAVps + Cash DPS 4.86 5.46 5.56 Mar-24 Mar-25 € per share Cash DPS: €10.0 cents 17.0 21.5 Q1'24 Q1'25 € cents +1.7pp +26% +14.5%

16 Index Q1'25 Highlights Progress on our strategy 1 Group review 2 Final remarks 3 Appendix 4

Continuing strong operational performance driving profit growth

Group P&L € million	Q1'25	Q1'24	Current %	Constant %
NII	11,378	11,983	-5	-2
Net fee income	3,369	3,240	4	9
Other income	790	157	n.m.	n.m.
Total revenue*	**15,537**	**15,380**	**1**	**5**
Operating expenses	-6,489	-6,547	-1	2
Net operating income	**9,048**	**8,833**	**2**	**7**
LLPs	-3,161	-3,125	1	7
Other results	-700	-1,125	-38	-36
Attributable profit	**3,402**	**2,852**	**19**	**24**
Att. profit like-for-like Spanish banking tax[1]			10	13

NII excluding Argentina:
+0% in current
+4% in constant

Total revenue excluding Argentina:
+1% in current
+5% in constant



Profit
€ mn
+19%
2,852
3,207
3,250
3,265
3,402
+4%
Q1'24
Q2
Q3
Q4
Q1'25
Attributable profit (Constant € mn)
+4%
2,746
3,111
3,248
3,265
3,402

(*) Revenue profile is significantly affected by Argentina (non-material in total revenue): -€609mn in NII YoY compensated by +€554mn from lower inflation in other income.

Note: underlying P&L. All references to variations in constant euros across the presentation include Argentina in current euros to mitigate distortions from a hyperinflationary economy. From Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For further information, please see the 'Alternative Performance Measures' section of the Quarterly Financial Report.

(1) YoY attributable profit growth if we accrue the 2024 temporary levy on revenue earned in Spain, in line with the criteria used for the banking tax in Spain in 2025.

17

Revenue growth underpinned by stronger customer activity across our businesses

TOTAL REVENUE

Constant € mn



+5%
14,828
15,216
15,186
16,106
15,537
Q1'24
Q2
Q3
Q4
Q1'25



+5%
14,828
+188
+55
+163
+129
+178
-5
15,537
+2%
+2%
+8%
+14%
+15%
Q1'24
Retail
Consumer
CIB
Wealth
Payments
CC
Q1'25
YoY growth

GROUP

- **>95% of total revenue is customer related**
- **Strong revenue increase YoY** reflecting the benefits of our model, with all businesses growing
- **Revenue QoQ** affected by the exchange rate accounting in Argentina in Q4'24. Of note, strong growth in CIB

DETAIL BY BUSINESS

- **Retail:** positive performance driven by strong fee income across most countries and gains on financial transactions (mainly Brazil and Spain)
- **Consumer:** revenue increase on the back of NII growth, both in DCBE and DCB US
- **CIB** again achieved record revenue, supported by a strong performance in Global Markets. Of note, strong growth in the US in NII and fees
- **Wealth** up double-digits, driven by all business lines backed by strong commercial activity
- **Payments** boosted by double-digit growth in NII and fees, in both PagoNxt and Cards, driven by activity improvement

Note: data and YoY % changes in constant euros.

18

Resilient NII performance, growing in most businesses excluding Argentina

NET INTEREST INCOME AND NIM


NIM
Quarterly
2.97%
2.89%
2.79%
2.92%
2.73%
-2%
+4%
YoY
Excl. Argentina
NII
Constant € mn
11,573
11,145
11,263
12,053
11,378
+0%
QoQ
Excl. Argentina
Q1'24
Q2
Q3
Q4
Q1'25
NIM
Performance
2.97%
-1.21
+0.30
+0.81
-0.14
2.73%
Q1'24
Asset yields
Asset volumes
Liability costs
Liability volumes
Q1'25

NET INTEREST INCOME

- **>80% of Group NII** is from our Retail and Consumer businesses
- **NII +4% YoY** excluding Argentina **with most businesses growing:**
  - **Retail** +4% supported by Chile and the UK (good margin management), Mexico (volumes and lower costs of deposits) and Poland (volumes)
  - **Consumer** grew 3% supported by higher volumes in Europe and active spread management both in DCBE and DCB US
  - **CIB** (+12%) boosted by Brazil and the US (higher yields on new business)
  - **Payments** (+20%) supported by PagoNxt (Getnet Brazil) and Cards (higher volumes across our footprint)
- **Resilient NII QoQ excluding Argentina,** even with a lower day count:
  - **Retail** up in Spain (margin management and volumes) and Portugal (volumes); Brazil impacted by change of mix and interest rate sensitivity and Chile by high levels in Q4
  - **Consumer** up in both DCB US and DCB Europe
  - Strong growth in **CIB** and **Payments** driven by solid activity levels

MARGINS

- **NIM trends** affected by distortions from ARS exchange rates. Excluding Argentina, NIM -7bps YoY and flat QoQ
- **Decline YoY** due to a less favourable interest rate environment across our footprint coupled with continued volumes growth
- **Proactive balance sheet management** to reduce sensitivity to interest rates

Note: NIM = NII / Average earning assets.
Data and YoY % changes in constant euros.

19

Record net fee income driven by value added from our global businesses

NET FEE INCOME

Constant € mn



+9%
3,100
3,115
3,189
3,360
3,369
Q1'24
Q2
Q3
Q4
Q1'25
+9%
3,100
+76
-9
+72
+59
+79
-8
3,369
+7%
-3%
+11%
+16%
+13%
Q1'24
Retail
Consumer
CIB
Wealth
Payments
CC
Q1'25
YoY growth

DETAIL BY BUSINESS

- **Retail:**
  - **Good commercial dynamics and customer growth (+6% YoY),** resulting in generalized fee growth across our footprint
  - Of note, **Mexico** and **Brazil** (insurance and mutual funds) and **Argentina** (mutual funds, insurance and transactional)
- **Consumer:**
  - **Strong growth in DCB US (auto)**. Net fee income affected by new insurance regulation in Germany
- **CIB:**
  - **Double-digit growth,** supported mainly by GB in the US (Banking Build-Out) and GTB across countries
- **Wealth:**
  - **16% growth** driven mainly by PB and SAM, in line with our focus on fee businesses, with positive commercial activity and favourable market performance
- **Payments:**
  - **Double-digit growth,** boosted by sound activity both in **PagoNxt** (Getnet TPV up 14% YoY) and **Cards** (spending +7% YoY)

Note: data and YoY % changes in constant euros.

20

21 6,363 6,214 6,381 6,796 6,489 CIB, WEALTH AND PAYMENTS ONE Transformation is driving further structural efficiency improvements Efficiency 12M rolling Costs Net operating income Revenue 8,465 9,003 8,805 9,310 9,048 Q1'24 Q2 Q3 Q4 Q1'25 14,828 15,216 15,186 16,106 15,537 Retail Consumer Retail and Consumer represent 70% of the Group’s total costs CIB Wealth CIB, Wealth and Payments represent 30% of the Group’s total costs Efficiency Total revenue Constant € mn Recurrency (% fees / costs) Note: data and YoY % changes in constant euros. Contribution to Group costs as a percentage of total operating areas, excluding the Corporate Centre. Costs in real terms are calculated in constant euros and excluding the impact from weighted average inflation. GROUP RETAIL AND CONSUMER 43.7% 42.8% 42.4% 41.8% 41.6% 10,885 11,129 Q1'24 Q1'25 4,460 4,469 Q1'24 Q1'25 1,618 1,828 Q1'24 Q1'25 1,816 1,932 Q1'24 Q1'25 +2% +0% +13% +6% 40.9% 40.2% Payments 90.2% 94.6% +7% Costs Constant € mn Net fee income Constant € mn Costs Constant € mn -1% YoY in real terms YoY in current euros-1% Constant € mn Constant € mn Constant € mn

Solid credit quality with improvement across most of our businesses

LLPs AND CREDIT QUALITY



CoR
12 month
1.20%
1.21%
1.18%
1.15%
1.14%
+7%
LLPs
Constant € mn
2,949
2,984
2,989
3,142
3,161
Q1'24
Q2
Q3
Q4
Q1'25

OTHER CREDIT QUALITY METRICS

	Mar-24	Dec-24	Mar-25
NPL ratio	3.10%	3.05%	2.99%
Coverage ratio	66%	65%	66%
Stage 1	€1,007bn	€1,002bn	€1,012bn
Stage 2	€83bn	€88bn	€87bn
Stage 3	€36bn	€35bn	€35bn

CREDIT QUALITY

- **CoR improved YoY,** improving in most of our businesses
- **Better credit quality YoY,** backed by record low unemployment rates in most countries and easing monetary policies
- **NPL ratio of 2.99%,** improving YoY and QoQ. NPL coverage and stages stable

DETAIL BY BUSINESS

- **In Retail, which represents c.45% of Group LLPs,** CoR improved YoY to 0.91%, with good performances across our main countries, and stable QoQ
  - In Spain, CoR improved YoY, with good underlying trends and favoured by portfolio sales
  - The UK's CoR dropped YoY, remaining at very low levels
  - Brazil improved YoY. Slight deterioration QoQ in a context of higher interest rates and inflation
  - Mexico's CoR improved significantly YoY and QoQ with better credit quality in mortgages and corporates
- **In Consumer, which represents c.35% of Group LLPs,** CoR was stable YoY at 2.14% and better QoQ. Of note, DCB US improvement both YoY and QoQ

Note: CoR - provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.
Data in constant euros. Stages in current euros.

22

Strong organic capital generation, with profitable front-book growth at 22% RoTE

CET1 PERFORMANCE AND CAPITAL PRODUCTIVITY



CET1
%
12.8
+0.33
-0.27
-0.08
+0.12
12.9
Dec-24[1]
Organic generation
Shareholder remuneration[2]
Regulatory & Models
Markets & others
Mar-25

MAXIMIZE CAPITAL PRODUCTIVITY

Mar-25 or estimates

Front book pricing RoRWA of new book	2.8%
Asset rotation and risk transfer activities RWAs mobilized vs. credit RWAs	20%
% RWAs with RoRWA > CoE	87%

Note: Mar-25 ratio on a phased-in ratio are calculated in accordance with the transitory treatment of the CRR.

(1) Dec-24 ratio on a fully-loaded basis (as published in the Q4 2024 Financial Report), excluding the transitory treatment of IFRS 9 and the CRR2.

(2) Our current ordinary shareholder remuneration policy is to distribute approximately 50% of Group reported profit (excluding non-cash, non-capital ratios impact items), divided approximately equally between cash dividends and share buybacks. The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

23

24 Index Q1'25 Highlights Progress on our strategy 1 Group review 2 Final remarks 3 Appendix 4

Another record quarter that puts us on track to meet our 2025 targets

Revenue and costs on track
on the back of our consistent execution of ONE Transformation

Solid balance sheet,
with sound credit quality and capital ratios

Higher profitability and **double-digit shareholder value creation** driven by capital productivity and disciplined capital allocation

	2025 targets	Q1'25
Revenue	c.€62bn	€15.5bn +1%YoY in euros ✓
Fees	Mid-high single digit growth	+9% in constant euros, YoY ✓
Cost base	Down vs. 2024 in euros	-1% in euros, YoY ✓
CoR	c.1.15%	1.14% ✓
CET1[1]	13% operating range: 12-13%	12.9% ✓
RoTE post-AT1	c.16.5%	15.8% +1.7pp YoY ✓
TNAVps + Cash DPS	Double-digit growth through-the-cycle	+14.5% ✓

Note: targets market dependent. Based on macro assumptions aligned with international economic institutions. TNAVps + Cash DPS includes the €10.00 cent cash dividend per share paid in November 2024, executed as part of our shareholder remuneration policy.
(1) CET1 ratio phased-in CRR.

25

26 Index Q1'25 Highlights Progress on our strategy 1 Group review 2 Final remarks 3 Appendix 4

27 Appendix Aligning financial reporting to recent changes in our management structure 2025 Investor Day targets summary Group P&L and excluding Argentina Detail by global business and country Reconciliation of underlying results to statutory results Glossary For more details, refer to the document entitled "Supplementary Information", published together with this presentation on the Group's corporate website

28 Modifications to global business perimeters1 Aligning financial reporting to recent changes in our management structure Dissolution of regional management structures 2 1 • Following the board of directors’ approval of the dissolution of the regional management structures, which took effect on 3rd February 2025: - We will stop reporting financial information by region - Our 5 global businesses plus the Corporate Centre remain our primary segments - The secondary segments (previously the 3 regions plus DCB Europe plus Corporate Centre) now become the 9 main countries that were provided within the regions and DCB Europe, the Corporate Centre plus a new ‘Rest of the Group’ • We are aligning financial reporting to recent changes in the management of Wealth Management & Insurance: - The Investment Platforms Unit (IPU) and certain stakes in companies, mainly in the real estate sector, that were previously recorded in Retail & Commercial Banking or Corporate & Investment Banking have been incorporated into Wealth Management & Insurance - As a result, a fourth vertical, ‘Portfolio Investments’, has been created within Wealth Management & Insurance, incorporating the aforementioned IPU and stakes in companies a • Some profit-sharing criteria between Retail & Commercial Banking and Cards have been improved, aligning criteria across the Group b • Additionally, we completed the usual annual adjustment of the perimeter of the Global Customer Relationship Model between Retail & Commercial Banking and Corporate & Investment Banking and between Retail & Commercial Banking and Wealth Management & Insurance c The Group’s previously reported global figures in the consolidated financial statements, as well as that of the countries and the Corporate Centre, remain unchanged (1) The impact of these changes does not represent a material impact on global businesses’ profit and does not affect results at the Group or country level.

29 Changes to secondary segments - dissolution of regional reporting1 Spain United Kingdom Portugal Poland US Mexico Brazil Chile Argentina DCB Europe Corporate Centre Rest of the Group TOTAL GROUP EUROPE Spain United Kingdom Portugal Poland Other Europe NORTH AMERICA US Mexico Other North America SOUTH AMERICA Brazil Chile Argentina Other South America DCB EUROPE CORPORATE CENTRE TOTAL GROUP From… …To • We will stop reporting financial information by region (Europe, North America and South America) • The new ‘Rest of the Group’ brings together the previously reported Other Europe, Other North America and Other South America

30 2 Impact of modifications to global business perimeters in 2024 From… …To 2024, €mn Group Retail Consumer CIB Wealth Payments Group NII 46,668 -5 0 -32 +79 -42 46,668 Fees 13,010 +26 0 0 +8 -34 13,010 Other income 2,533 -108 -4 +27 +55 +31 2,533 Total income 62,211 -87 -4 -5 +142 -45 62,211 Costs -26,034 +81 0 +13 -139 +45 -26,034 Net operating income 36,177 -6 -4 +7 +3 0 36,177 LLPs -12,333 -1 0 +3 -3 0 -12,333 Other results and provisions -4,817 -10 0 -1 +25 -14 -4,817 Profit before tax 19,027 -17 -4 +10 +25 -14 19,027 Attributable profit 12,574 -16 -4 +7 +22 -9 12,574 Impact as % of Global business's profit 0% 0% 0% +1% -2%

31 Appendix Aligning financial reporting to recent changes in our management structure 2025 Investor Day targets summary Group P&L and excluding Argentina Detail by global business and country Reconciliation of underlying results to statutory results Glossary

ONE Transformation is driving double-digit growth in value creation

		2022	2023	2024	Q1'25	2025 ID targets	New 2025 targets
Profitability	RoTE post-AT1(%)	-	-	15.5	15.8	-	c.16.5% post-AT1 >17% pre-AT1
	RoTE pre-AT1(%)	13.4	15.1	16.3	16.6	15-17%	
	Payout (Cash + SBB)[1] (%)	40	50	50	50	50	
	EPS growth (%)	23	21.5	17.9	26.1	Double-digit	
Customer centric	Total customers (mn)	160	165	173	175	c.200	
	Active customers (mn)[2]	99	100	103	104	c.125	
Simplification & automation	Efficiency ratio (%)	45.8	44.1	41.8	41.8	c.42	
Customer activity	Transactions volume per active customer (% growth)[3]	-	10	9	6	c.+8	
Capital	CET1 (%)[4]	12.0	12.3	12.8	12.9	>12	CET1: 13% Operating range: 12-13%
	RWA with RoRWA > CoE (%)	80	84	87	87	c.85	
Sustainability[5]	Green financed raised & facilitated (€bn)	94.5	115.3	139.4	144.9	120	
	Socially Responsible Investments (AuM) (€bn)	53	67.7	88.8	108.0	100	
	Financial inclusion (# People, mn)	-	1.8	4.3	4.8	5	
TNAVps+DPS (Growth YoY)		+6%	+15%	+14%	**+14.5%**	**Double-digit growth average through-the-cycle**	

(1) Our current ordinary shareholder remuneration policy is to distribute c.50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividend and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
(2) Those customers who meet transactional threshold in the past 90 days.
(3) Total transactions annual growth include merchant payments, cards and electronic A2A payments. Target c.+8% CAGR 2022-25.
(4) 2022-2024 ratios on a fully-loaded basis (as published in the Q4 2024 Financial Report), excluding the transitory treatment of IFRS 9 and the CRR2. Mar-25 ratio on phased-in basis, calculated in accordance with the transitory treatment of the CRR.
(5) Green finance raised & facilitated (€bn): since 2019. Financial inclusion (# people, mn): since 2023. Targets were set in 2019 and 2021, before the publication of the European taxonomy in Q2 2023. Therefore, target definitions are not fully aligned with the taxonomy. For further information, see the 'Alternative performance measures' section of the Quarterly Financial Report.

32

33 Appendix Aligning financial reporting to recent changes in our management structure 2025 Investor Day targets summary Group P&L and excluding Argentina Detail by global business and country Reconciliation of underlying results to statutory results Glossary

34 Group P&L and excluding Argentina (YoY) Group P&L Current Constant Current Constant € million Q1'25 Q1'24% % % % NII 11,378 11,983 -5 -2 0 4 Net fee income 3,369 3,240 4 9 3 8 Other income 790 157 n.m. n.m. 15 16 Total revenue 15,537 15,380 1 5 1 5 Operating expenses -6,489 -6,547 -1 2 0 3 Net operating income 9,048 8,833 2 7 2 7 LLPs -3,161 -3,125 1 7 -0 6 Other results -700 -1,125 -38 -36 -30 -29 Attributable profit 3,402 2,852 19 24 19 24 10 13 9 13 Group excl. ArgentinaGroup Att. profit like-for-like Spanish banking tax1 Note: underlying P&L. (1) YoY attributable profit growth if we accrue the 2024 temporary levy on revenue earned in Spain, in line with the criteria used for the banking tax in Spain in 2025.

35 Group P&L QoQ variations and excluding Argentina Fees NII 2,968 3,073 3,197 Costs LLPs Revenue 2,914 2,986 3,085 Q1'24 Q2 Q3 Q4 Q1'25 14,273 15,059 15,033 10,548 10,946 10,962 -0% +0% +4% Constant €mn 6,078 6,380 6,266 -2% Group excl. ArgentinaGroupQ1’25 vs. Q4’24 Group quarterly performance excluding Argentina +3% Note: underlying P&L. P&L Current Constant Current Constant € million % % % % NII -5 -6 1 0 Net fee income 1 0 5 4 Other income 14 14 -16 -16 Total revenue -3 -4 0 -0 Operating expenses -4 -5 -1 -2 Net operating income -2 -3 2 1 LLPs 2 1 4 3 Other results -55 -55 -51 -52 Attributable profit 4 4 10 10

36 Appendix Aligning financial reporting to recent changes in our management structure 2025 Investor Day targets summary Group P&L and excluding Argentina Detail by global business and country Reconciliation of underlying results to statutory results Glossary

37 Detail by global business

Retail & Commercial Banking

KEY DATA

Loans	Deposits	Mutual funds
€608bn	€644bn	€101bn
-1%	+2%	+15%

Efficiency	CoR	RoTE post-AT1
39.4%	0.91%	17.6%
-1.3pp	-12bps	+2.3pp

P&L

Underlying P&L*	Q1'25	% Q4'24	% Q1'24	% Q1'24[1]
NII	6,721	-6.2	-1.9	-5.9
Net fee income	1,210	3.1	6.7	0.4
Total revenue	**7,895**	**-3.7**	**2.4**	**-2.1**
Operating expenses	-3,113	-6.7	-0.9	-5.2
Net operating income	**4,782**	**-1.6**	**4.7**	**0.1**
LLPs	-1,431	2.0	1.9	-6.1
Attributable profit	**1,902**	**1.9**	**27.5**	**23.6**

(*) € mn and % change in constant euros.

(1) % change in current euros.

HIGHLIGHTS

- **ONE Transformation** continued to deliver strong results reflected in the expansion of **fees** and **customer funds** (+4% YoY), the improvement in the **cost to serve** (-5% YoY) and higher **profitability**
- **Loans** still affected by prepayments in Spain and focus on profitability in the UK. Increases in **deposits** and **mutual funds** in most of the countries
- **Strong profit increase YoY (+28%)** driven by a solid revenue performance across most of our footprint and benefitting from the full charge in Q1'24 of the temporary levy in Spain, vs. the accrual of the banking tax in 2025

  Like-for-like[2], profit +13%. By line:

  - **NII** rose 4% excl. Argentina, supported by Chile and the UK (good margin management), Mexico (volumes and lower costs of deposits) and Poland (volumes)
  - **Fees** up, mainly mutual funds and insurance
  - **Costs** down reflecting our transformation efforts
  - **LLPs** showed a solid performance across most countries. Up in Brazil (individuals), normalization in the UK (at low levels) and Chile
- **Profit up QoQ,** driven by fees and strong cost decline, which more than offset the impact of interest rates on NII and higher LLPs

Note: Mar-25 data and YoY changes (loans, deposits and mutual funds in constant euros).
(2) YoY attributable profit growth if we accrue the 2024 temporary levy on revenue earned in Spain, in line with the criteria used for the banking tax in Spain in 2025.

38

RETAIL SPAIN

Loans	Deposits	Mutual funds
€156bn	€218bn	€46bn
-2%	+4%	+14%

Yield on loans	Cost of deposits	Efficiency
3.78%	0.57%	31.8%
-32bps	-8bps	-0.0pp

Underlying P&L*	Q1'25	% Q4'24	% Q1'24
NII	1,467	2.6	-0.4
Net fee income	291	19.0	2.9
Total revenue	**1,794**	**7.2**	**0.8**
Operating expenses	-571	-5.0	0.7
Net operating income	**1,223**	**14.1**	**0.8**
LLPs	-291	-0.2	2.8
Profit before tax	**810**	**41.3**	**39.7**

(*) € mn and % change.

- **Loans** still impacted by prepayments. **Deposits** up 4% YoY (demand and time) and **mutual funds** up double digits
- **PBT increased YoY** with higher fees (mutual funds), resilient NII and good cost control (transformation). YoY growth favoured by the temporary levy in Q1'24
- **Strong performance QoQ** across the P&L: NII (volumes and margin management), fees (funds and insurance) and lower costs and LLPs

RETAIL UK

Loans	Deposits	Mutual funds
€228bn	€209bn	€6bn
-3%	-5%	-4%

Yield on loans	Cost of deposits	Efficiency
4.14%	1.93%	53.6%
+35bps	-23bps	-4.9pp

Underlying P&L*	Q1'25	% Q4'24	% Q1'24	% Q1'24[1]
NII	1,224	-0.6	6.8	9.4
Net fee income	5	—	680.2	699.3
Total revenue	**1,190**	**-0.5**	**4.4**	**7.0**
Operating expenses	-638	-5.0	-4.3	-1.9
Net operating income	**552**	**5.3**	**16.7**	**19.6**
LLPs	-36	—	300.4	310.2
Profit before tax	**348**	**-8.4**	**-7.7**	**-5.4**

(*) € mn and % change in constant euros.

(1) % change in current euros.

- **Loans** down YoY in line with our focus on profitability. **Deposits and mutual funds** impacted by a more competitive environment
- **NOI +17% YoY** driven by strong revenue growth, both NII (margin management) and fees, and lower costs. PBT affected by LLP normalization, still at very low levels, and restructuring provisions
- **Strong net operating income performance QoQ (+5%)** driven by cost reduction (transformation and seasonality), not reflected in PBT due to the aforementioned provisions

Note: Mar-25 data and YoY changes (loans, deposits and mutual funds in constant euros).

39

RETAIL MEXICO

Loans	Deposits	Mutual funds
€31bn	€35bn	€13bn
+8%	+2%	+37%

Yield on loans	Cost of deposits	Efficiency
13.33%	4.07%	44.3%
-49bps	-114bps	-0.3pp

Underlying P&L*	Q1'25	% Q4'24	% Q1'24	% Q1'24[1]
NII	756	-0.4	7.6	-7.6
Net fee income	171	10.0	13.9	-2.2
Total revenue	**896**	**0.9**	**7.7**	**-7.5**
Operating expenses	-397	-13.6	7.1	-8.1
Net operating income	**499**	**16.3**	**8.2**	**-7.1**
LLPs	-135	32.7	-23.5	-34.3
Profit before tax	**343**	**8.0**	**23.5**	**6.0**

(*) € mn and % change in constant euros.

(1) % change in current euros.

- **Loans** increased YoY across products, notably mortgages. **Deposits** rose (especially demand deposits) and **mutual funds** up double digits
- **PBT +23% YoY** driven by NII (volumes and lower deposit costs), fees (insurance and mutual funds) and lower LLPs (better credit quality)
- **PBT up 8% QoQ** due to strong fee growth (mutual funds) and lower costs, which more than offset LLP increase from low levels

RETAIL BRAZIL

Loans	Deposits	Mutual funds
€56bn	€56bn	€21bn
-2%	+9%	+16%

Yield on loans	Cost of deposits	Efficiency
16.54%	8.24%	40.5%
+30bps	+102bps	+0.7pp

Underlying P&L*	Q1'25	% Q4'24	% Q1'24	% Q1'24[1]
NII	1,534	-5.2	-0.2	-12.8
Net fee income	359	1.6	3.5	-9.6
Total revenue	**1,878**	**-4.6**	**1.6**	**-11.3**
Operating expenses	-761	-1.2	3.3	-9.8
Net operating income	**1,117**	**-6.8**	**0.4**	**-12.3**
LLPs	-718	-2.4	9.1	-4.7
Profit before tax	**233**	**-20.9**	**-20.8**	**-30.8**

(*) € mn and % change in constant euros.

(1) % change in current euros.

- **Loans** down YoY, mainly in personal loans and corporates. **Deposits** up YoY (especially time deposits) and **mutual funds** rose double digits
- **Net operating income flat YoY** as higher revenue (mainly insurance and mutual fund fees) was offset by costs growing below inflation. PBT affected by LLPs (individuals)
- **PBT QoQ** affected by impact of negative interest rate sensitivity on NII, partially offset by higher fees, lower costs and better LLPs

Note: Mar-25 data and YoY changes (loans, deposits and mutual funds in constant euros).

40

Digital Consumer Bank

KEY DATA

New lending	Loans	Deposits
€21bn	€214bn	€133bn
-6%	+4%	+12%

Efficiency	CoR	RoTE post-AT1
41.9%	2.14%	9.7%
+0.8pp	+1bps	-0.6pp

P&L

Underlying P&L*	Q1'25	% Q4'24	% Q1'24	% Q1'24[1]
NII	2,756	-2.2	1.8	1.7
Net fee income	339	-14.3	-2.7	-4.2
Total revenue	**3,234**	**-3.6**	**1.7**	**1.6**
Operating expenses	-1,357	4.6	2.8	3.5
Net operating income	**1,878**	**-8.8**	**1.0**	**0.2**
LLPs	-1,119	-11.3	-0.9	-1.6
Attributable profit	**492**	**229.7**	**6.3**	**6.1**

(*) € mn and % change in constant euros.

(1) % change in current euros.

HIGHLIGHTS

- Progressing in our priority to become **the preferred choice of our partners and customers** while being the most cost competitive player in the industry
- **Loans** up 4%, driven by growth across our footprint in auto lending (+6%), in a market that picked up in Q1'25 from a weak start in January 2025
- **Deposits** rose 12%, up both in Europe and the US, supported by Openbank, reflecting our focus on lowering funding costs and reducing NII volatility across the cycle
- **Profit +6% YoY**. By line:
  - **NII** rose 2%, on the back of active spread management and volumes growth in DCB Europe and higher yield on loans in the US
  - **Fees** affected by the new insurance regulation in Germany. Of note, strong growth in the US (auto)
  - **Costs** flat in real terms, even after our investments in global platforms (Openbank, check-out lending, leasing...)
  - **LLP** improvement in the US (favorable customer payment rates, higher used car prices and lower unemployment rate)
- **Strong profit increase QoQ,** with LLP improvement driven by the US and lower CHF provisions in Poland. QoQ comparison benefitted from the UK motor finance provision in Q4'24

Note: Mar-25 data and YoY changes (new lending, loans and deposits in constant euros).

41

DCB Europe

Loans	Deposits	Mutual funds
€140bn	€84bn	€5bn
+3%	+14%	+20%

Yield on loans	Cost of deposits	Efficiency
5.82%	2.14%	47.5%
+18bps	-10bps	+0.4pp

Underlying P&L*	Q1'25	% Q4'24	% Q1'24	% Q1'24[1]
NII	1,112	0.3	1.5	1.6
Net fee income	188	-15.6	-14.7	-14.6
Total revenue	**1,402**	**-2.0**	**-0.6**	**-0.5**
Operating expenses	-667	5.8	0.3	0.3
Net operating income	**736**	**-8.2**	**-1.3**	**-1.3**
LLPs	-336	-2.9	21.8	21.7
Profit before tax	**357**	**—**	**-11.0**	**-11.0**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Loans** up 3% YoY, mainly driven by auto. **Deposits** rose 14%, in line with our customer deposit gathering strategy
- **PBT affected YoY** by higher LLPs (macro and corporates in Germany) and lower fees (regulation in Germany), with good NII performance (margin management) and costs down 2% in real terms
- **PBT up QoQ** with lower LLPs (CHF provisions) and resilient NII. QoQ comparison benefitted from the UK motor finance provision in Q4'24

DCB US

Loans	Deposits	Mutual funds
€54bn	€49bn	€4bn
-2%	+7%	+11%

Yield on loans	Cost of deposits	Efficiency
12.08%	2.14%	42.1%
+74bps	+14bps	+0.4pp

Underlying P&L*	Q1'25	% Q4'24	% Q1'24	% Q1'24[1]
NII	1,221	1.1	3.6	6.8
Net fee income	84	-14.0	27.2	31.2
Total revenue	**1,362**	**-1.3**	**1.2**	**4.4**
Operating expenses	-574	4.5	2.1	5.3
Net operating income	**788**	**-5.2**	**0.6**	**3.8**
LLPs	-524	-23.7	-16.8	-14.2
Profit before tax	**236**	**111.4**	**89.4**	**95.3**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Loans** down YoY on the back of non-auto asset rotation. **Deposits** +7%, supported by solid performance in our branch-based deposits and the successful launch of Openbank in Q4'24
- **Strong growth in PBT YoY,** driven by NII (auto loan yields), fees (servicing) and lower LLPs, which more than offset lower leasing income and investments in Openbank
- **Significant increase in PBT QoQ,** supported by better LLP underlying performance and seasonality

Note: Mar-25 data and YoY changes (loans, deposits and mutual funds in constant euros).

42

Corporate & Investment Banking

KEY DATA

Loans	Deposits
€142bn	€134bn
+4%	-4%

Efficiency	CoR	RoTE post-AT1
42.9%	0.08%	21.6%
+1.3pp	-6bps	+3.1pp

P&L

Underlying P&L*	Q1'25	% Q4'24	% Q1'24	% Q1'24[1]
NII	953	-12.6	-5.2	-9.5
Net fee income	716	8.5	11.2	9.4
Total revenue	**2,220**	**6.3**	**7.9**	**4.6**
Operating expenses	-952	-7.3	9.4	7.8
Net operating income	**1,268**	**19.6**	**6.8**	**2.3**
LLPs	-13	-26.9	-67.0	-68.0
Attributable profit	**806**	**15.5**	**17.7**	**12.6**

(*) € mn and % change in constant euros.

(1) % change in current euros.

HIGHLIGHTS

- Good progress in our strategy **focused on fee and capital-light business** through our **GM and GB initiatives**, supporting an enhanced value proposition and **higher profitability**, while maintaining a **leading position in efficiency**
- **Good activity levels:**
  - **Global Transaction Banking (GTB),** driven by Trade & Working Capital Solutions, boosted by our expansion into new segments
  - **Global Banking (GB):** activity growth in Corporate Finance and DCM, with lower credit activity levels (Syndicated Loans and Structured Finance)
  - **Global Markets (GM):** excellent quarter across most of our countries, on the back of higher volatility
- **Deposit** performance in line with our strategy in 2024 to reduce excess corporate deposits
- **Profit grew double digits YoY,** backed by strong revenue increase, supported by fees from GTB and GB. Strong NII growth excluding Argentina (+12% YoY)
- **Profit up QoQ** on the back of solid revenue performance and lower costs. Of note, outstanding fee growth across business lines. NII strongly affected by the Argentine FX accounting, excluding it +8%

Note: Mar-25 data and YoY changes (loans, deposits in constant euros).

43

Wealth Management & Insurance

KEY DATA

AuMs	Net new money (PB)	Net sales
€511bn	€5.7bn	€4.8bn
+11%	7% of volumes[1]	8% of volumes[1]

GWPs	Efficiency	RoTE post-AT1
€2.7bn	36.5%	68.0%
+4%	-1.4pp	-2.1pp

P&L

Underlying P&L*	Q1'25	% Q4'24	% Q1'24	% Q1'24[1]
NII	375	-8.5	-16.1	-16.3
Net fee income	419	2.5	16.5	14.8
Total revenue	**1,019**	**-1.1**	**14.5**	**12.6**
Operating expenses	-372	-11.0	9.9	8.5
Net operating income	**647**	**5.7**	**17.3**	**15.2**
LLPs	-8	-58.4	97.3	99.7
Attributable profit	**471**	**5.7**	**28.0**	**25.2**
Contribution to profit	**897**	**7.2**	**18.7**	**18.7**

(*) € mn and % change in constant euros.

(1) % change in current euros.

HIGHLIGHTS

- We continue to build the **best wealth and insurance manager** in Europe and the Americas, leveraging our leading global private banking platform and our best-in-class funds and insurance product factories
- **AuMs** reached **new record levels** of **€511bn** (+11% YoY), backed by sound commercial dynamics, both in Private Banking and SAM, and positive market performance
- **Profit rose double digits YoY,** supported by solid **revenue performance** across businesses (fees and revenue from Insurance joint ventures), reflecting our focus on **fee generating activities**
- Double-digit growth in **total fee contribution[2]** and **total contribution to Group profit[2]** (+12% and +19% YoY, respectively)
- **Efficiency** improved 1.4pp to 36.5% and our **RoTE** was 68%
- **Profit rose 6% QoQ** driven by higher volumes and fees, lower costs and the good start to the year of the Insurance joint ventures

Note: Mar-25 data (AuMs); YTD data (net new money, net sales and GWPs). YoY changes in constant euros.
(1) Annualized YTD net new money as a % of PB's 2024 customer assets and liabilities (CAL). Annualized YTD net sales as a % of SAM's 2024 AuMs.
(2) Includes all fees generated by Santander Asset Management and Insurance, even those ceded to the commercial network.

44

Payments

PagoNxt

Getnet TPV
€56bn
+14%

Getnet number of transactions
+4%

Underlying P&L*	Q1'25	Q1'24	% Q4'24	% Q1'24	% Q1'24[1]
NII	38	31	9.8	39.3	23.9
Net fee income	245	224	-6.1	18.8	9.3
Total revenue	**317**	**283**	**-8.2**	**21.0**	**11.8**
Operating expenses	-286	-304	5.3	-2.1	-6.1
LLPs	-6	-4	55.6	69.4	50.1
Attributable profit	**4**	**-39**	**-82.4**	**—**	**—**

(*) € mn and % change in constant euros.
(1) % change in current euros.

EBITDA margin



+11.6pp
28.6%
17.0%
Q1'24
Q1'25

Cards

Spending
€81bn
+7%

Average balance
€23bn
+15%

Underlying P&L*	Q1'25	% Q4'24	% Q1'24	% Q1'24[1]
NII	647	0.2	13.8	2.4
Net fee income	449	-3.5	9.9	2.4
Total revenue	**1,067**	**-8.2**	**13.1**	**3.1**
Operating expenses	-322	-5.9	2.2	-3.7
Net operating income	**745**	**-9.2**	**18.6**	**6.4**
LLPs	-486	9.7	32.6	17.3
Attributable profit	**121**	**-45.5**	**-14.2**	**-21.6**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **TPV up 14% and number of transactions +4% YoY** in Getnet, driven by Mexico, Chile and Europe
- **Solid revenue growth, +21%** boosted by a generalized increase in business activity, with cost improvements. As a result, **EBITDA margin rose to 28.6%**
- **Positive profit** for second consecutive quarter

- **106 million cards** managed across the Group, with **solid customer activity** (spending +7% and average balance +15%)
- **NOI +19% YoY,** driven by double-digit revenue growth YoY and cost control. Profit affected by LLPs, due to volumes, and model updates in Brazil (macro and regulatory changes) and Mexico (macro)
- **Profit QoQ** affected by the usual seasonality in revenue the last quarter of the year and the Argentine FX accounting in Q4. Excluding Argentina, NII +6%

Note: Mar-25 data and YoY changes in constant euros.

45

46 Corporate Centre • NII affected by the lower interest rates which has positive sensitivity to rate hikes • Losses on financial transactions improved, due to a lower impact from foreign currency hedges • Costs remained flat compared to Q1 2024, driven by ongoing simplification measures • Higher LLPs to accelerate NPL reduction that is improving Group’s credit quality • The sum of the rest of the lines improved year-on-year; with lower tax pressure • As a result, slightly higher attributable loss YoY HIGHLIGHTSP&L Underlying P&L* Q1'25 Q1'24 NII -112 -31 Gains / losses on financial transactions -91 -162 Operating expenses -87 -87 LLPs and other provisions -129 -42 Tax and minority interests 37 -18 Attributable profit -394 -357 (*) € mn.

47 Detail by country

SPAIN

Loans	Deposits	Mutual funds
€229bn	€299bn	€97bn
0%	0%	+17%

Efficiency	CoR	RoTE post-AT1
33.5%	0.49%	25.5%
-0.7pp	-10bps	+8.3pp

Underlying P&L*	Q1'25	% Q4'24	% Q1'24
NII	1,779	-1.2	-2.0
Net fee income	767	13.4	2.9
Total revenue	**3,130**	**7.0**	**3.8**
Operating expenses	-1,049	-7.5	1.6
Net operating income	**2,081**	**16.1**	**4.9**
LLPs	-304	-5.6	-8.3
Attributable profit	**1,147**	**23.9**	**48.6**

(*) € mn and % change.

- **Loans** flat, as CIB rise was offset by SME amortizations. **Deposit** migration to demand. **Mutual funds** up double digits
- **Profit +49% YoY (+15% like-for-like temporary bank levy[1]),** due to strong fee performance (mutual funds), gains on financial transactions (CIB) and lower LLPs (active risk management)
- **Profit +24% QoQ** driven by strong fee performance, lower costs (seasonality in Q4) and better LLPs

UK

Loans	Deposits	Mutual funds
€234bn	€220bn	€7bn
-3%	-5%	-2%

Efficiency	CoR	RoTE post-AT1
53.7%	0.04%	9.2%
-4.7pp	-4bps	-0.7pp

Underlying P&L*	Q1'25	% Q4'24	% Q1'24	% Q1'24[1]
NII	1,298	-0.8	6.9	9.5
Net fee income	82	35.5	2.0	4.5
Total revenue	**1,341**	**-0.8**	**4.1**	**6.7**
Operating expenses	-720	-4.4	-4.3	-1.9
Net operating income	**621**	**3.8**	**15.9**	**18.7**
LLPs	-52	—	195.2	202.4
Attributable profit	**285**	**-13.6**	**-9.0**	**-6.7**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Loans** declined in line with our focus on profitability and **deposits** impacted by a more competitive environment
- **Net operating income +16% YoY,** on the back of strong NII growth (margin management) and lower costs (transformation), not reflected in profit due to LLP normalization and restructuring provisions
- **In the quarter, 4% net operating income** growth, backed by lower costs (transformation and seasonality), was more than offset by aforementioned provisions

Note: Mar-25 data and YoY changes (loans, deposits and mutual funds in constant euros).
(1) YoY attributable profit growth if we accrue the 2024 temporary levy on revenue earned in Spain, in line with the criteria used for the banking tax in Spain in 2025.

48

PORTUGAL

Loans	Deposits	Mutual funds
€40bn	€39bn	€5bn
+4%	+7%	+15%

Efficiency	CoR	RoTE post-AT1
27.0%	-0.03%	30.6%
+4.1pp	-21bps	-0.1pp

Underlying P&L*	Q1'25	% Q4'24	% Q1'24
NII	348	4.8	-19.2
Net fee income	126	13.9	-1.2
Total revenue	**503**	**9.7**	**-13.9**
Operating expenses	-136	-5.2	1.4
Net operating income	**367**	**16.5**	**-18.4**
LLPs	14	—	—
Attributable profit	**278**	**33.0**	**-8.2**

(*) € mn and % change.

- **Loans up** with solid new business performance. Increases in **deposits** and **mutual funds**
- **Profit down YoY,** mainly affected by the impact of interest rates on NII, partially offset by LLP releases
- **Profit up double digits QoQ** driven by all P&L lines: NII (volumes), fees (transactional), lower costs and LLP releases

POLAND

Loans	Deposits	Mutual funds
€40bn	€52bn	€7bn
+9%	+12%	+21%

Efficiency	CoR	RoTE post-AT1
29.0%	1.20%	22.1%
+1.5pp	-75bps	+2.6pp

Underlying P&L*	Q1'25	% Q4'24	% Q1'24	% Q1'24[1]
NII	744	-1.0	5.2	8.5
Net fee income	189	11.4	4.5	7.8
Total revenue	**883**	**-6.5**	**2.7**	**5.9**
Operating expenses	-256	1.4	8.3	11.7
Net operating income	**627**	**-9.4**	**0.6**	**3.8**
LLPs	-78	-32.4	-42.3	-40.5
Attributable profit	**237**	**46.9**	**8.0**	**11.4**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Customer** growth is driving a strong increase in **loans,** mainly in Retail and CIB. **Deposit** growth (time) and outstanding rise in **mutual funds**
- **Profit up 8% YoY,** driven by excellent NII performance (volumes and ALCO), fees (FX and mutual funds) and improved LLPs, which more than offset higher costs (competitive labour market)
- **Profit up QoQ** on the back of fee performance in CIB and lower CHF provisions. NII affected by high levels in Q4 and other income by deposit guarantee fund contribution (BFG)

Note: Mar-25 data and YoY changes (loans, deposits and mutual funds in constant euros). Negative CoR indicates net releases.

49

US

Loans	Deposits	Mutual funds
€117bn	€91bn	€14bn
+2%	-3%	+10%

Efficiency	CoR	RoTE post-AT1
50.0%	1.73%	10.7%
-0.3pp	-25bps	+3.4pp

Underlying P&L*	Q1'25	% Q4'24	% Q1'24	% Q1'24[1]
NII	1,499	1.4	4.1	7.3
Net fee income	355	10.4	29.0	33.0
Total revenue	**2,014**	**2.3**	**4.5**	**7.8**
Operating expenses	-1,007	0.6	3.9	7.2
Net operating income	**1,006**	**4.1**	**5.1**	**8.4**
LLPs	-535	-23.2	-15.7	-13.0
Attributable profit	**417**	**80.4**	**44.6**	**49.1**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Loans up 2%,** driven by CIB on the back of higher market activity. **Deposits** fell, as strong growth in Consumer was offset by a drop in CIB in line with our strategy in 2024 to reduce excess corporate deposits
- **Profit +45% YoY,** as revenue growth (especially fees) and lower LLPs (resilient consumer behaviour and used car prices) amply offset higher costs (investments in CIB and successful Openbank launch)
- **Profit +80% QoQ** with similar trends: revenue up (CIB fees) with lower LLPs and contained costs (investments for growth)

MEXICO

Loans	Deposits	Mutual funds
€45bn	€41bn	€20bn
+7%	+3%	+29%

Efficiency	CoR	RoTE post-AT1
41.7%	2.55%	20.6%
+0.3pp	-8bps	+2.3pp

Underlying P&L*	Q1'25	% Q4'24	% Q1'24	% Q1'24[1]
NII	1,129	3.5	8.4	-7.0
Net fee income	350	8.9	13.6	-2.5
Total revenue	**1,506**	**-2.4**	**9.1**	**-6.3**
Operating expenses	-628	-7.6	10.0	-5.6
Net operating income	**878**	**1.6**	**8.5**	**-6.9**
LLPs	-304	14.5	-4.1	-17.7
Attributable profit	**394**	**-8.7**	**11.6**	**-4.2**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- New digital features, enhanced and value-added offers as well as commercial alliances are driving **loan** and **deposit** growth
- **Profit +12% YoY,** driven by NII (volumes and margin management), fees (insurance and funds) and lower LLPs (better asset quality)
- **Profit down QoQ,** as good NII, fee and cost performances did not offset lower gains on financial transactions (non-recurring gain in Q4'24) and higher LLPs (increasing from low levels in Q4 2024)

Note: Mar-25 data and YoY changes (loans, deposits and mutual funds in constant euros). US RoTE post-AT1 adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%, is 14.5%.

50

BRAZIL

Loans	Deposits	Mutual funds
€94bn	€84bn	€54bn
+3%	+8%	+12%

Efficiency	CoR	RoTE post-AT1
32.8%	4.61%	14.4%
-0.1pp	-18bps	-0.3pp

Underlying P&L*	Q1'25	% Q4'24	% Q1'24	% Q1'24[1]
NII	2,402	-1.5	4.5	-8.7
Net fee income	793	-7.0	7.2	-6.3
Total revenue	**3,223**	**-2.3**	**5.2**	**-8.1**
Operating expenses	-1,059	-1.2	4.8	-8.4
Net operating income	**2,165**	**-2.9**	**5.4**	**-7.9**
LLPs	-1,166	7.2	14.8	0.2
Attributable profit	**509**	**-21.9**	**3.8**	**-9.3**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Loan rose YoY** driven by Consumer and Cards. **Strong deposit growth** (both time and demand) **and mutual funds**
- **Profit up YoY,** driven by NII (activity in Cards and CIB) and fees (transactional and insurance), with LLPs affected by macro environment and higher volumes. Costs grew in line with inflation
- **Profit QoQ** affected by impact of negative interest rate sensitivity on NII, seasonality in fees and higher LLPs while costs improved

CHILE

Loans	Deposits	Mutual funds
€42bn	€30bn	€13bn
0%	+3%	+19%

Efficiency	CoR	RoTE post-AT1
34.5%	1.26%	18.2%
-8.0pp	+41bps	+9.2pp

Underlying P&L*	Q1'25	% Q4'24	% Q1'24	% Q1'24[1]
NII	512	-2.0	43.5	45.6
Net fee income	151	6.9	16.0	17.6
Total revenue	**722**	**-0.3**	**35.0**	**36.9**
Operating expenses	-249	5.8	9.5	11.0
Net operating income	**473**	**-3.2**	**53.9**	**56.1**
LLPs	-156	30.0	22.7	24.5
Attributable profit	**185**	**-6.9**	**101.3**	**104.1**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Loans rose** across global businesses except in CIB. **Deposits up** (migration to time) and **mutual funds grew double digits**
- **Strong profit growth YoY** boosted by NII (UF and lower deposit costs), fees (transactional and funds) and gains on financial transactions, with higher costs (Gravity roll-out) and LLP normalization
- **Profit QoQ** affected by high NII levels in Q4, costs and LLPs normalization, partially offset by fees (transactional and advisory)

Note: Mar-25 data and YoY changes (loans, deposits and mutual funds in constant euros).

51

ARGENTINA

Loans	Deposits	Mutual funds
€9bn	€11bn	€6bn
+61%	+73%	+49%

Efficiency	CoR	RoTE post-AT1
44.3%	4.58%	22.0%
-7.2pp	-84bps	+1.9pp

Underlying P&L*	Q1'25	Q4'24	% Q4'24	% Q1'24
NII	416	1,107	-62.4	-59.4
Net fee income	172	287	-39.9	31.4
Total revenue	**504**	**1,047**	**-51.9**	**-9.3**
Operating expenses	-223	-416	-46.3	-21.9
Net operating income	**281**	**631**	**-55.5**	**4.1**
LLPs	-76	-156	-51.4	117.4
Attributable profit	**129**	**283**	**-54.6**	**26.7**

(*) € mn and % change in current euros.

- In an environment with higher activity, **customers grew** 8% YoY, resulting in **strong volume growth** across most businesses and products
- **Profit up YoY** backed by fees (transactional, funds and insurance), costs and lower hyperinflation adjustment. NII affected by lower interest rates and LLPs by volumes
- **Quarterly** results affected by FX rate accounting in Q4

ARGENTINA PESO

- In Q2 2024, given a **significant divergence between the official exchange rate and inflation,** we decided to start using an alternative exchange rate
  - This exchange rate was modelled by our Economic Research Team primarily **taking into account the inflation differential of Argentina with respect to the US**
- Given the improved macroeconomic outlook in the country, from Q4 2024 we take the Dollar *Contado con Liquidación* (CCL)[1] rate as a reference for this alternative exchange rate:
  - At the end of the year, the value of this exchange rate **did not significantly differ from other market rates** or the official exchange rate
- As a result, in **Q3 2024** we used an FX rate of 1,618 ARS/EUR while in **Q4 2024** we used 1,232 ARS/EUR, resulting in a higher quarter than previous ones
  - To give an idea of the sensitivity to the FX rate, **applying September 2024 rate of 1,618 ARS/EUR,** 2024 NII would have been negatively impacted by c.€700mn, c.40% of which would have been offset in other income, while costs would have been c.€250mn lower.
- In **Q1 2025 we are using 1,426 ARS/EUR** (FX corresponding to Dollar CCL)

Note: Mar-25 data and YoY changes (loans, deposits and mutual funds in current euros).
(1) The exchange rate resulting from the sale of local bonds denominated in Argentine pesos in US dollars (dual denomination peso/dollar bonds).

52

53 Appendix Aligning financial reporting to recent changes in our management structure 2025 Investor Day targets summary Group P&L and excluding Argentina Detail by global business and country Reconciliation of underlying results to statutory results Glossary

Reconciliation of underlying results to statutory results

EUR mn

	January-March 2025			January-March 2024		
	Statutory results	Adjustments	Underlying results	Statutory results	Adjustments	Underlying results
Net interest income	11,378	—	11,378	11,983	—	11,983
Net fee income	3,369	—	3,369	3,240	—	3,240
Gains (losses) on financial transactions [1]	678	—	678	623	—	623
Other operating income	112	—	112	(801)	335	(466)
Total income	**15,537**	**—**	**15,537**	**15,045**	**335**	**15,380**
Administrative expenses and amortizations	(6,489)	—	(6,489)	(6,547)	—	(6,547)
Net operating income	**9,048**	**—**	**9,048**	**8,498**	**335**	**8,833**
Net loan-loss provisions	(3,161)	—	(3,161)	(3,125)	—	(3,125)
Other gains (losses) and provisions	(700)	—	(700)	(790)	(335)	(1,125)
Profit before tax	**5,187**	**—**	**5,187**	**4,583**	**—**	**4,583**
Tax on profit	(1,446)	—	(1,446)	(1,468)	—	(1,468)
Profit from continuing operations	**3,741**	**—**	**3,741**	**3,115**	**—**	**3,115**
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	**3,741**	**—**	**3,741**	**3,115**	**—**	**3,115**
Non-controlling interests	(339)	—	(339)	(263)	—	(263)
Profit attributable to the parent	**3,402**	**—**	**3,402**	**2,852**	**—**	**2,852**

(1) Includes exchange differences.

Explanation of 2024 adjustments:

- Temporary levy on revenue in Spain in Q1 2024, totalling EUR 335 million, which was reclassified from total income to other gains (losses) and provisions.

54

55 Appendix Aligning financial reporting to recent changes in our management structure 2025 Investor Day targets summary Group P&L and excluding Argentina Detail by global business and country Reconciliation of underlying results to statutory results Glossary

56 Glossary - Acronyms • A2A: account to account • AM: Asset management • AuMs: Assets under Management • bn: Billion • bps: Basis points • c.: Circa • CET1: Common equity tier 1 • CHF: Swiss franc • CF: Corporate Finance • CIB: Corporate & Investment Banking • CoE: Cost of equity • Consumer: Digital Consumer Bank • CoR: Cost of risk • DCB Europe: Digital Consumer Bank Europe • DCM: Debt Capital Markets • DPS: Dividend per share • EPS: Earnings per share • ESG: Environmental, social and governance • FX: Foreign exchange • FY: Full year • ID: Investor Day • IFRS 9: International Financial Reporting Standard 9, regarding financial instruments • k: Thousands • LLPs: Loan-loss provisions • mn: Million • NII: Net interest income • NIM: Net interest margin • n.m.: Not meaningful • NPL: Non-performing loans • OEM: Original equipment manufacturer • Payments: PagoNxt and Cards • PB: Private Banking • PBT: Profit before tax • P&L: Profit and loss • pp: Percentage points • Ps: Per share • QoQ: Quarter-on-Quarter • Repos: Repurchase agreements • Retail: Retail & Commercial Banking • RoE: Return on equity • RoRWA: Return on risk-weighted assets • RoTE: Return on tangible equity • RWA: Risk-weighted assets • SAM: Santander Asset Management • SBB: share buybacks • SME: Small and Medium Enterprises • US BBO: US Banking Build-Out • TNAV: Tangible net asset value • TPV: Total Payments Volume • YoY: Year-on-Year • YTD: Year to date • Wealth: Wealth Management & Insurance • #: Number

57 Glossary - Definitions PROFITABILITY AND EFFICIENCY • RoTE (Return on tangible equity): Profit attributable to the parent (annualized)1/ Average stockholders' equity2 (excl. minority interests) - intangible assets • RoTE (post-AT1): Profit attributable to the parent minus AT1 costs (annualized)1 / Average stockholders' equity2 (excl. minority interests) - intangible assets • RoRWA (Return on risk-weighted assets): Consolidated profit (annualized) / Average risk-weighted assets • Efficiency: Underlying operating expenses / Underlying total income. Operating expenses defined as administrative expenses + amortizations VOLUMES • Loans: Gross loans and advances to customers (excl. reverse repos) • Customer funds: Customer deposits excluding repos + marketed mutual funds CREDIT RISK • NPL ratio: Credit impaired customer loans and advances, guarantees and undrawn balances / Total risk. Total risk is defined as: Non-impaired and impaired customer loans and advances and guarantees + impaired undrawn customer balances • NPL coverage ratio: Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances / Credit impaired customer loans and advances, guarantees and undrawn balances • Cost of risk: Underlying allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months CAPITALIZATION • TNAV per share (Tangible net asset value per share): Tangible book value / Number of shares excluding treasury stock. Tangible book value calculated as Stockholders' equity (excl. minority interests) - intangible assets Note: the averages for the RoTE, RoTE post-AT1 and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances. The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation) (1) Excluding the adjustment to the valuation of goodwill. (2) Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Profit attributable to the parent + Dividends. For the financial Sustainability indicators, please see ‘Alternative Performance Measures’ section of the Quarterly Financial Report.

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SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    30 April 2025 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer